Exhibit to Accompany
Item 77J
Form N-SAR

Universal Capital Growth Fund
(the "Fund")


According to the provisions of Statement of Position 93 - 2 (SOP 93 - 2) "Determination,
Disclosure and Financial Statement
Presentation of Income, Capital Gain and
Return of Capital Distributions by Investment
Companies," the Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). As a result, the Fund has reclassified accumulated net investment losses to reduce accumulated net realized gains by $62,954 for the six months ended March 31, 1998.

This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital accounts on a tax basis.